Exhibit 12.1

Loews Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Years Ended December 31,
	2008		2007		2006		2005		2004

Pretax income from continuing operations before
minority interest	$587		$3,195		$3,104		$676		$769

Add (deduct):
Undistributed loss (income) from equity investees	451		(107)		(206)		(72)		(39)
Capitalized interest	(115)		(55)		(12)		(2)		—
Amortization of capitalized interest	2		1		1		1		1
Earnings before fixed charges	925		3,034		2,887		603		731

Fixed charges:
Interest expensed	345		318		304		$363		324
Capitalized interest	115		55		12		2		—
Other interest related factors	38		35		41		77		94
Total fixed charges	498		408		357		442		418

Total earnings and fixed charges	$1,423		$3,442		$3,244		$1,045		$1,149

Ratio of earnings to fixed charges	2.9	x	8.4	x	9.1	x	2.4	x	2.7	x

Ratio of earnings, excluding interest credited to
policyholders, to fixed charges, excluding
interest credited to policyholders (a)	2.9	x	8.6	x	9.5	x	2.5	x	3.1	x

(a)
This second ratio is disclosed for the convenience of fixed income investors and the rating agencies that serve them. Management believes it is more comparable to the ratios disclosed by all issuers of fixed income securities. Interest credited to policyholders was $6 million, $9 million, $17 million, $47 million and $64 million for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.